United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

 Registration Statement File No. 0-29901

May 10, 2010

Ladies and Gentlemen,

This letter is being written as confirmation that we have spoken with your staff member, Attorney Susann Reilly, regarding our response to your comment letter dated April 2, 2010. Our responses to your letter are as follows below.  In addition, please note that in the actual 10K-A that will be filed upon approval of these comments, all share numbers will be changed to reflect the 3 for 1 forward split which occurred October 12, 2009.

Item 1- Business, page 2

Introduction, page 2

Comment 1

The installation of the unit in the Moberly, Missouri plant was accomplished through the sale of our unit to SRS Engineering, Inc. pursuant to a standard purchase order.  We have received a $26,000 deposit from SRS Engineering, Inc. but have not yet received the balance payment due and accordingly, are unable to book the placement of the unit as revenue. We feel that filing the purchase order which reflects the full purchase amount of the Bioforce 9000 would be misleading, accordingly, we will not be filing this purchase order as an exhibit.

Comments 2 & 3

We have made the following changes to our 10K introduction in order to make the disclosure complicit with the requirements of Items 101(h)(4)(i), 101(h)(4)(iv), 101(h)(4)(vii), 101(h)(4)(x) and 101(h)(4)(xi) of Regulation SK.

Introduction

Hydrodynamic Technology, Inc., or the "Company" was incorporated 29 January 2007 as a California corporation.  It is a wholly owned operating subsidiary of Cavitation Technologies, Inc., a Nevada corporation, and the parent company. The Company designs and engineers environmentally friendly NANO technology based systems that employ our patents pending, multi-stage, continuous flow-through, hydrodynamic NANO Series of cavitation reactors.  These systems have potential commercial applications in markets such as vegetable oil refining, renewable fuels, water recycling, water-oil emulsions, alcoholic beverage enhancement, extraction of algae, and crude oil yield enhancement.  Our investment in R&D since inception on January 27, 2009 through  June 30, 2009 is $2,438,498.

R&D has led to products which include the "Green D+ NANO De-gumming System" - an edible oil refining system, and the “Bioforce 9000 NANO Skid System” which performs the transesterification process during the production of biodiesel.  Each reactor skid system contains one or more multi-stage, continuous flow-through, hydrodynamic NANO reactors which are manufactured by Canyon Engineering Products.  To date the Company has sold no products and has received no significant revenue.

Our Green D De-gumming System uses a patent pending NANO Cavitation Process that is designed to convert crude non-degummed vegetable oils into high quality de-gummed oils at lower costs and higher yields. This system is scheduled for operational testing before the end of 2009. The global target market for our Green D System includes approximately 7,000 worldwide vegetable oil de-gumming processors.  The global demand for processed vegetable oils has grown consistently over the past five years from 118 million metric tons in 2005/6 to about 133 million metric tons in 2008/09.  We believe there will continue to be growing demand for technology that processes vegetable oils at lower costs and/or higher yields.

Our fully automated Bioforce 9000 NANO Reactor Skid System which performs the transesterification process during the production of biodiesel; that is, it fully converts all mono-, di-, and tri-glycerides contained in feedstock (such as animal fats and vegetable oils) into methyl esters (crude biodiesel). The Bioforce 9000 offers many advantages including the ability to use multiple feedstocks with up to 3% FFA (free fatty acids) simultaneously. The first commercial installation of our Bioforce 9000 is included in a new biodiesel production plant that is expected to be fully operational in September 2009 in Moberly, Missouri. The global demand for petroleum-based diesel is about 345 billion gallons/year. We have been impacted by the downturn in the worldwide economy and the slowdown in the demand for biodiesel.  Factors which can spur the demand for biodiesel and our products include legislation which mandates increased use of biodiesel, a reduction in the cost of raw materials (feedstock) used in the production of biodiesel, and an increase in the price of competitive products such as petroleum-based diesel fuel. These adverse economic conditions may continue to negatively affect our revenues and profitability over the near term. Nevertheless, we intend to lease and license our technology/systems through a global distribution network of strategic partners who are recognized leaders in their field and who design, build, install and recommend our systems.
,
Both the Bioforce 9000 and the Green D+ Plus Systems use our unique patents pending, continuous flow-through, hydrodynamic NANO Cavitation Technology in the form of reliable, cost effective, multi-stage cavitation reactors.  Our NANO technology process creates particles smaller than one micron (nano particles) and bonds these particles at the molecular level in nano seconds thereby creating a low cost, high quality finished product that reduces energy requirements and other operating costs and improves yield versus other solutions. These reactors have no moving parts and are scalable to high volumes.

We have a variety of competitors, large and small.  There are a number of competitors in the biodiesel industry, and there is at least one other company which professes to offer hydrodynamic cavitation technology. Other companies use rotor-stator and ultrasonic cavitation technologies,  Competitors in the edible oil refining industry include companies which we believe use less competitive, less efficient technology.

We differentiate ourselves by the designs, processes, and applications described in our patents pending applications.  We compete by offering solutions that we believe can reduce operating expenses vis-à-vis current technology.  Our laboratory tests indicate that our technology is able to produce a higher yield than competitive technologies due to less oil loss and a smaller consumption of the degumming reagents.

Due to the nature of our products, we have incurred no costs with respect to environmental compliance.

Our success will depend in part on our ability to obtain patents, maintain trade secrets, and operate without infringing on the proprietary rights of others both in the United States and other countries.  We have seven patent applications pending in the US and have applied for three international patents which apply to our reactors, systems and processes.   We intend to continue to apply for new and improved patents on a regular basis.  Our patents pending apply to potential commercial applications in markets such as vegetable oil refining, renewable fuels, water purification, water-oil emulsions, crude oil yield enhancement, and alcoholic beverage enhancement.

There can be no assurances that patents issued to the Company will not be challenged, invalidated, or circumvented, or that the rights granted hereunder will provide proprietary protection or competitive advantage to the Company.

We are a public company with stock traded on the Over the Counter Bulletin Board with ticker symbol CVAT.  Our stock is also traded on the Berlin and Stuttgart Stock Exchanges with the symbol WTC.  Our single location is our headquarters in Chatsworth, CA.  We have four employees and have engaged approximately 40 consultants and independent contractors over the past two years.

.  .

Comment 4

Our laboratory tests indicate that our Green De-Gumming system is able to produce a higher yield than competitive degumming technologies due to less oil loss and a smaller consumption of the degumming reagents.

Item 5. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 4

Comment 5

We have amended the disclosure on page 22 to clarify that the Registrant has no formal stock option plans and has assumed the stock options issued by its wholly owned subsidiary at the time of the share exchange.    The specific language is as follows:

“While the Company has no formal stock option plan, it had assumed the outstanding options of its wholly owned subsidiary, Hydro-Dynamic Technology, Inc.  Those options have been granted to employees, directors, consultants and independent contractors of the Company and its wholly owned subsidiary. The Company believes that such awards encourage employees to remain employed by the Company and also to attract persons of exceptional ability to become employees of the Company”

Comment 6

We have amended our disclosure to reflect that all the securities sold were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended, and that the Hydro Dynamic shares sold on October 3, 2010 were sold to fewer than 5 investors, each of whom had a pre-existing relationship with the Company.

With respect to the shares issued on March 17, 2009, those shares were sold to an existing investor of the Company’s securities who had previously purchased shares of Series A-1 Preferred Stock.

With respect to the April 22, 2009 and June 2009, issuance, those shares and warrants were sold to service providers of the Company as well as to existing investors who desired to make an additional investment in the Company.

The specific language is as follows:

“On October 3, 2008, the Company issued 210,000 units comprised of five shares of its Series A-1 Preferred Stock (total of 1,050,000 preferred shares) and one warrant to purchase one share of common stock at $0.75 per share for total proceeds of $525,000 which were placed in escrow. Upon the closing of escrow on October 3, 2008, $400,000 was used to purchase 50.5% of the outstanding shares of Bio (see Note 2 to the consolidated financial statements), and the remaining $125,000 was distributed to the Company. The shares of Company stock were sold in compliance with Section 4(2) of the Securities Act of 1933, as amended to less than 5 investors who had a pre-existing relationship with the Company’s management.

On October 24, 2008, the Company entered into a share exchange agreement with Bio in which Bio acquired all of the outstanding shares of the Company’s stockholders. Bio Energy, Inc. issued 18,750,000 shares of its common stock to the stockholders of Hydrodynamic Technology, Inc. in exchange for all the outstanding shares of Hydrodynamic Technology, Inc. Under the terms of the share exchange agreement, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock.

On October 24, 2008, in connection with the reverse merger, all shares of Series A-1 Preferred Stock were converted to common shares of Bio. The accompanying financial statements have retroactively shown the recapitalization for all periods presented. As a result of the merger with Bio, the Company no longer has any Series A-1 Preferred Stock authorized or issued. In connection with the Bio transaction, 410,000 warrants to purchase 410,000 shares of Common Stock of Hydro converted into 279,800 warrants to purchase 279,800 shares of Common Stock of Bio.

On March 17, 2009, the Company filed Amended and Restated Articles of Incorporation, which authorized the Company to issue up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 5,000,000 shares are designated as Series A Preferred Stock and 5,000,000 shares are designated Series B Preferred Stock, with the rights, preferences and privileges of the Series B Preferred Stock to be designated by the Board of Directors.  Each share of Common Stock and Preferred Stock has a par value of $0.001.

On March 17, 2009 the Company issued 111,111 shares of Series A Convertible Preferred Stock at a purchase price of $0.90/share, which was equal to the closing price of the Company’s Common Stock on the business day immediately preceding the purchase by the Subscriber. The preferred stock was issued to a foreign accredited investor for a purchase price of $100,000.  Each share of Series A Preferred Stock is convertible at the owner’s option into 1.125 shares of common stock.  The preferred shares are convertible into shares of Common Stock of the Company at any time at the election of the holder but will automatically convert to Common Stock on March 17, 2012. The shares were issued to an existing investor of the Company’s securities who had previously purchased shares of the Series A-1 Preferred Stock of Hydro Dynamic Technology, Inc.

On April 22, 2009, the Company issued 166,666 shares of common stock at $0.60 per share and 66,666 warrants to purchase 66,666 shares of Common Stock at an exercise price of $1.50 per share for a total consideration of $100,000.  The shares and warrants were issued to service providers of the Company as well as to existing shareholders who desired to make an additional investment in the Company.  The warrants vest immediately and have a contractual life of 3 years. The total value of the warrants issued amounted to $0.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life of 1.5 years, (3) risk free rate of 0.76%, and (4) expected dividends of zero.

In June 2009, the Company issued 366,666 shares of common stock at prices ranging from $0.50 to $0.60 per share along with warrants to purchase 396,666 shares of Common Stock at exercise prices ranging from $0.60 to $1.25 per share, for a total consideration of $200,000.  The shares and warrants were issued to service providers of the Company as well as to existing shareholders who desired to make an additional investment in the Company.  The warrants vest immediately and have a contractual life ranging from 3 to 5 years. The total value of the warrants issued amounted to $5,678.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life ranging from 3 to 5 years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.

In summary, for fiscal 2009 we issued 661,303 shares of common stock valued at $639,673 to service providers who provided advertising and marketing services.  We also received $300,000 in cash in exchange for 533,332 common shares. In fiscal 2009, we also issued 111,111 preferred shares for $100,000.  In 2008, we issued 3,456,550 shares of common stock valued at $1,823,400 to service providers who supported our research and development activities.  In fiscal 2008, we also issued 1,000,000 shares of  preferred stock for $500,000.  Further, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.  The warrants vest immediately and have a contractual life ranging from 1.5 to 5 years. The total value of the warrants issued amounted to $303,123.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64% - 148%, (2) expected life ranging from 1.5 to 2.5 years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.”

Item 8.  Financial Statements and Supplementary Data, Page 10.

Consolidated Statements of Changes in Stockholders’ Deficit, page 14

Comment 7

We have revised the statement of Shareholders’ Deficit to provide all of the information required by paragraph 11(d) of SFAS 7 for each issuance of stock, warrants, rights, or other equity securities, as applicable.

Note 2- Basis of Presentation and Going Concern, page 16

Basis of Presentation, page 16.

Comment 8.

The Registrant paid cash for the acquisition of the 1,262,500 shares.  The business purpose of the transaction was to acquire operating control of Bio for the least amount of cash possible, as there was not sufficient cash to purchase 100% of the outstanding interests of Bio at the time Hydro acquired operating control. The transaction to purchase shares was made with a third party, not directly with the Company. There was no pre-existing relationship between Bio and Hydro prior to the share purchase and subsequent share exchange.  The $400,000 used to purchase the Bio shares was paid from the proceeds of $525,000 from the sale of preferred shares, resulting in a net proceeds of $125,000 for the Company.

Comment 9.

We are amending our disclosure to read as follows:

On October 24, 2008, the Company effected a transaction with Bio Energy, Inc., a non-operating shell company (“Bio”) (the “Transaction”). Under the terms of the Transaction, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock. Bio issued 18,750,000 (post forward split) of its shares of common stock and assumed 410,000 warrants and 675,000 common stock options in exchange for 100% of the outstanding shares of the Company. Immediately after the Transaction, there were a total of 28,030,176 shares of common stock outstanding, consisting of 18,750,000 original post split shares and 9,280,176 newly issued shares. The warrants and options converted to warrants and options to purchase 740,430 shares of Bio Common Stock.

Comment 10

(a)	The number of Bio shares (pre split) that were outstanding prior to the split 2,500,000.

(b)	The 2,500,000 shares included the 1,262,500 shares owned by Hydro Dynamic Technology, Inc which were purchased from a third party for $400,000.00

(c)
The shares were cancelled in connection with the acquisition because the Company was advised that the number of outstanding shares was too large.  Given that the Company had control of 100% of the outstanding shares of its subsidiary, management felt there was no reason for the subsidiary to own any equity in Bio and that it was easier to reduce the outstanding shares by cancelling the Bio shares owned by the subsidiary rather than effecting a small reverse split shortly after the Company has effected a forward split.

(d)	There were no other shares cancelled in addition to the 1,262,500 pre-split shares.

Item 9A(T). Controls and Procedures, Page 28.

Comment 11

We have revised the third paragraph of the Report of Management on Internal Control Over Financial Reporting to state that the disclosure controls and procedures were not effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, and summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Report on Management on Internal Control over Financial Reporting, page 28

Comment 12

We have included the entire definition of internal control over financial reporting, as set forth in Exchange Act Rule 13a-15(f) as follows:

The Company’s internal control over financial reporting is designed under the supervision of our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Comment 13-

a)	We have disclosed the nature of the actual material weaknesses which related to lack of segregation of duties and accounting personnel with appropriate US GAAP expertise.

b)	We have disclosed the impact of the material weaknesses on the financial reporting and control environment relating to lack of timely and accurate financial statements.

c)	We have disclosed that management would add additional personnel with appropriate US GAAP experience to our accounting team.

The complete text of Section 9A(T) is as follows:

“Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were not effective as of June 30, 2009 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s internal control over financial reporting is designed under the supervision of our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Report of Management on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (“the Exchange Act”).   Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, and summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our Principal Executive Officer and Principal Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and our principal executive and financial officer have determined that our disclosure controls and procedures are not effective at doing so, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented if there exists in an individual a desire to do so. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Furthermore, smaller reporting companies face additional limitations. Smaller reporting companies employ fewer individuals and find it difficult to properly segregate duties. Often, one or two individuals control every aspect of the Company's operation and are in a position to override any system of internal control. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

In assessing the effectiveness of our internal control over financial reporting, we use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on our assessment using those criteria, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we concluded that for the period ending June 30, 2009, our internal controls over financial reporting are ineffective.  The material weaknesses in our internal control relate to lack of segregation of duties and accounting personnel with appropriate US GAAP expertise; this affected the accuracy and timeliness of the Company’s financial reporting.  We are searching for additional capital and accounting personnel with appropriate US GAAP expertise to address these material weaknesses.

This report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting during the fourth quarter of fiscal 2009, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Comment 14

The Company will make the amended disclosure you are requesting in future filings.

Comment 15

We have added the following disclosure

“This report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report”

Comment 16

We have disclosed that there were no changes in the Company’s internal control over financial reporting during the fourth quarter of fiscal 2009, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

Item 10 Directors, Officers and Corporate Governance, page 29

Comment 17

We are amending the disclosure to read as follows:

“Mr. Gorodnitsky is co-founder and has been our President since our founding January 29, 2007.  Mr. Gorodnitsky has developed expertise in the handling and processing of hazardous waste material, and as a Senior Haz-Mat Specialist, he has coordinated and successfully completed more than 500 emergency response Haz-mat clean-ups over the past 20 years. He has coordinated and supervised Haz Mat projects, emergency and routine spill clean-ups, and confined space entry tasks. He has coordinated and scheduled manpower and purchased and scheduled equipment and materials for containment and treatment of spills. He has successfully managed, coordinated and supervised projects including Hazscanning, sampling, lab-packing, manifesting, profiling, labeling, and other special procedures for a variety of commercial clients and municipalities. He is a chemist by training and holds several certifications and licenses in Hazwoper Training Program, Confined Space Entry and Gas Vapour HazCating, Certified Uniform Waste Manifest Training, Basic and Intermediate HazCating, On-Scene Incident Commander Emergency, Site Remediation Methods, Underground Storage Tank Removal, Underground Storage Tank Removal, Health & Safety Supervisor Certification, Hazardous Certification, Tosco Refinery Safety.  Mr. Gordodnitsky has been president of Express Environmental Corp. since its inception in 1980 until he sold his interest in January 2009.”

Comment 18

The Company is in the process of adopting a code of ethics and anticipates completing such adoption prior to its next quarterly filing.

Item 11 Executive Compensation, page 30.

Comment 19

SUMMARY COMPENSATION TABLE
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	NonEquity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Roman Gordon, CEO	2009	172,856	-	101,910	-	-	-	-	274,757
	2008	50,034	-	-	-	-	-	-	50,034
	2007	-	-	-	-	-	-	-	-
Igor Gorodnitsky, President	2009	(1)	-	101,901	-	-	-	-	101,901
	2008	(1)	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-
R.L. Hartshorn, CFO	2009	-	-	93,975	-	-	-	-	93,975
	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-

(1)	Does not include deferred compensation in the amounts of $224,542 and $28,000 as of June 30, 2009 and 2008, respectively.

The following table sets forth certain information regarding options granted to the named executive officers during the fiscal year ended June 30, 2009:

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2009
OPTIONS
Name		Number		Equity Incentive		Equity Incentive		Option	Option
(a)	Grant Date	of		Plan Awards:		Plan Awards:		Exercise	Expiration
		Securities		Number of		Number of		Price	Date
		Underlying		Securities		Securities
		Unexercised		Underlying		Underlying
		options		Unexercised		Unexercised		($)	($)
		(Exercisable)		(Unexercisable)		Unearned Options		(e)	(f)

		(#	) (b)	(#	) ( c)	#	(d)

Roman
Gordon, CEO		-		-		-		-

Igor
Gorodnitsky,
President		-		-		-		-

R.L.
Hartshorn,
CFO	7/21/2008	139,899		-		-		$1.00	07/21/2018
	10/23/2008	34,122		-		-		$2.00	10/23/2018

There were no shares of stock that have not vested or any shares of stock, units or other rights awarded under any equity incentive plan that have not vested as of June 30, 2009.

Retirement or Change of Control Arrangements

We do not offer retirement benefit plans to our executive officers, nor have we entered into any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of the company or a change in the named executive officer's responsibilities following a change in control.

Compensation of Directors

We do not have any standard arrangement for compensation of our directors for any services provided as director; including services for committee participation or for special assignments.

Exhibits

Comment 20

We will include Roman Gordon’s title on subsequent filings.

Comment 21

We believe the Section 1350 Chief Financial Officer has been attached. However, the attachment has been labeled “CERTIFICATION OF CEO AND CFO PURSUANT TO SECTION 906”

Comment 22

We have amended our 10-K filing to include the following items:

3.1 Amendment to Certificate of Incorporation (Incorporated by reference to the Company’s current report on Form 8-K, as filed with the Securities and Exchange Commission on October 14, 2008)

10.1 Share Exchange Agreement dated October 22, 2008 by and among Cavitation Technologies, Inc. and the shareholders of HydroDynamic Technology, Inc. (Incorporated by reference to the Company’s current report on Form 8-K, as filed with the Securities and Exchange Commission on October 24, 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2009.

Exhibits

Comment 23

Please see our response to comment 20

Comment 24

Please see our response to comment 21

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2 Management’s discussion and analysis of financial condition and results of operations, page 6.

Overview, page 6

Comment 25

We will amend our disclosure to indicate that

Our “Bioforce 9000” was incorporated into a biodiesel plant that was scheduled to begin operations in September 2009 in Moberly, Missouri.  Due to lack of funds, the plant is not in operation.  However, the company operating the Mobely, Missouri plant, has indicated to us that it intends to use our Bioforce 9000 skid system when it is able to procure financing to become operational.

Part II

Item 2- Unregistered Sales of Equity Securities

Comment 26

We will amend the 10-Q filing to indicate the shares were sold in reliance on Section 4(2) and were issued to both existing investors as well as individuals who had previously existing relationships with Company management.
Exhibits

Comment 27

Please see our response to comment 20

Comment 28

Please see our response to comment 21.

Comment 29.

We will provide the requested document with electronic signatures and attached exhibits.

CAVITATION TECHNOLOGIES, INC.

By:	/s/ Roman Gordon
Chief Executive Officer